SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
sSecurities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                           No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On March 28, 2018, Wix.com Ltd. (NASDAQ:WIX) (the “Company”) announced that it intends to file a motion on March 29, 2018, seeking court approval in Israel to authorize the Company to repurchase up to $80 million of its ordinary shares from time to time, over a term commencing upon and subject to the court’s approval of the motion and ending on December 31, 2018. In accordance with Israeli law, the Company must receive approval from the District Court prior to the implementation of any shareholder distribution program.

Notwithstanding the receipt of court approval, if and when obtained, the Israeli court approval provides the company with the right to repurchase its shares, but does not require the company to acquire any or a specific number of ordinary shares. Our Board of Directors has the authority to determine if and when to implement any share repurchase program, including without limitation the number of shares to repurchase, if any, and the timing of such repurchases. Share repurchases may take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors our Board of Directors deems appropriate. Our Board of Directors may also, if it implements a share repurchase, suspend and/or discontinue the program at any time, in its sole discretion. All share repurchases will be made in accordance with all applicable securities laws and regulations.

The Company expects the District Court to take approximately 45-60 days to reach a decision. The Company will update the shareholders if and when court approval is obtained and if and when its Board of Directors elects to implement a share repurchase program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2018

WIX.COM LTD.

By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & General Counsel